Q2 & H1 2019 Results Review August 1, 2019 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2018, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2018, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Q2 & H1 2019 | Highlights Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. Non-GAAP measures (definition and reconciliation in appendix) Note: @CC means at constant currency H1 2019 Highlights Q2 2019 Highlights Down 2.3% (at CC) Industrial Activities Net Sales Up 11% Adj. Diluted EPS (1) Flat Industrial Activities Adj. EBIT Margin (1) Down 0.4% (at CC) Industrial Activities Net Sales Up 14% Adj. Diluted EPS (1) Up 20 bps Industrial Activities Adj. EBIT Margin (1) Margin resilience across our portfolio together with the normalization of below-the-line items

Q2 2019 | Industry and Company Unit Performances

4

TRACTORS		NA	EU	SA	RoW	WW
	0-140 HP	*Flat*	*9%*	*(18)%*	*(16)%*	***(11)%***
	140+ HP	*(5)%*				

COMBINES	NA	EU	SA	RoW	WW
	(19)%	*(22)%*	*(13)%*	*1%*	***(7)%***

COMPANY ACTUALS (Units)

- Worldwide deliveries down 9% in Tractors and down 15% in Combines vs. last year
- Worldwide production down 2% vs. last year
- Worldwide inventory was up 33% in Tractors and up 1% in Combines
  - North America inventory was down 20% in Tractors (140+ HP) and down 5% in Combines

COMPACT AND SERVICE EQ.	NA	EU	SA	RoW	WW
	1%	2%	29%	(5)%	**Flat**

GENERAL CONSTRUCTION | ROAD BUILDING AND SITE PREPARATION	NA	EU	SA	RoW	WW
General CE	6%	2%	(1)%	(8)%	**(5)%**
R&S	Flat	16%	(18)%	(19)%	**(8)%**

- Worldwide deliveries down 10% (Compact and service down 9%, General Construction down 7% and Road & Site down 21%)
- Worldwide production down 1% vs. last year (Compact and service down 1%, General Construction up 6% and Road & Site down 9%)
- Worldwide inventory was up 36%

TRUCKS > 3.5T	NA	EU	SA	RoW	WW
LCV	-	13%	22%	(9)%	**7%**
M&H	-	25%	23%	(6)%	**9%**

BUSES	NA	EU	SA	RoW	WW
	-	4%	54%	(3)%	**8%**

- Trucks market share in EU at 10.3% (Flat vs. Q1 2019)
- Trucks worldwide production down ~2% vs. last year with company inventory up 0.5% vs. last year
- Trucks book-to-bill at 0.91 in EU and 1.33 in SA (orders in Brazil up 48% vs. Q2 '18)
- Buses market share in EU at 16.1% (up 0.2 p.p. vs. last year)
- Buses book-to-bill at 1.09 in EU and 1.0 in SA

CNH INDUSTRIAL
Q2 & H1 2019 Results Review
August 1st, 2019

5

Q2 & H1 2019 | Financial Summary

	Q2 2019	Q2 2018	Δ	H1 2019	H1 2018	Δ
U.S. GAAP						
Revenues ($bn)	**7.6**	8.0	(5.9)%	**14.0**	14.8	(5.4)%
Net Sales | Industrial Activities ($bn)	**7.1**	7.6	(6.7)%	**13.1**	13.9	(5.8)%
Net Income ($mn)	**427**	408	4.7%	**691**	610	13.3%
Diluted EPS ($)	**0.31**	0.29	0.02	**0.50**	0.43	0.07
Non – GAAP (1)						
Net Sales | Industrial Activities @CC ($bn)	**7.4**	7.6	(2.3)%	**13.8**	13.9	(0.4)%
Adjusted EBIT | Industrial Activities ($mn)	**527**	571	(7.7)%	**805**	832	(3.2)%
Adjusted EBIT Margin | Industrial Activities (%)	**7.5%**	7.5%	0.0 bps	**6.2%**	6.0%	20 bps
Adjusted EBITDA | Industrial Activities ($mn)	**768**	843	(8.9)%	**1,293**	1,390	(7.0)%
Adjusted EBITDA Margin | Industrial Activities (%)	**10.9%**	11.1%	(20) bps	**9.9%**	10.0%	(10) bps
Adjusted Effective Tax Rate	**24%**	23%	100 bps	**24%**	24%	0.0 bps
Adjusted Net Income ($mn)	**430**	397	8.3%	**678**	601	12.8%
Adjusted Diluted EPS ($)	**0.31**	0.28	0.03	**0.49**	0.43	0.06
Free Cash Flow | Industrial Activities ($bn) (*)	**0.4**	0.7	(0.3)	**(0.6)**	(0.1)	(0.5)

	Jun 30, 2019	Mar 31, 2019	Δ	Jun 30, 2019	Dec 31, 2018	Δ
Net Industrial (Debt) ($bn)	**(1.5)**	(1.5)	0.0	**(1.5)**	(0.6)	(0.9)
Available Liquidity ($bn)	**9.9**	10.0	(0.2)	**9.9**	8.9	0.9

Note: Numbers may not add due to rounding Note: @CC means at constant currency (*) a.k.a. Net Industrial Cash flow

(1) Non-GAAP measures (definition and reconciliation in appendix)

CNH INDUSTRIAL Q2 & H1 2019 Results Review August 1st, 2019

Q2 & H1 2019 | Industrial Activities Net Sales Net Sales split (1) BY SEGMENT AG CE C&SV PT (1) Note: Net Sales: Excluding Other Activities, Unallocated Items and Adjustment & Eliminations BY CURRENCY EUR 46% USD 28% BRL 7% CAD 3% GBP 1% AUD 2% OTHER 13% Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency BY REGION NA (North America) EU (Europe) SA (South America) RoW (Rest of World) ($mn) 7,579 (112) (23) (14) (16) (12) 7,402 (334) 7,068 Q2 2018 AG CE C&SV PT ELIM & OTHER Q2 2019 @ CC (*) FX TRANSLATION Q2 2019 CHANGE IN NET SALES AT CONSTANT CURRENCY (177) (2.3)% Net Sales walk CHANGE IN NET SALES (511) (6.7)% 13,879 (68) (39) 120 (84) 10 13,819 (745) 13,074 H1 2018 H1 2019 @ CC (*) H1 2019

Q2 & H1 2019 | Industrial Activities Adj. EBIT walk Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix 571 (57) 97 (67) 11 (24) (21) 17 527 Adj. EBIT VOL & MIX PRICING NET (*) PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT Q2 2018 Q2 2019 7.5% 7.5% INDUSTRIAL ACTIVITIES CHANGE IN ADJUSTED EBIT (7.7)% ($mn) 832 (8) 149 (117) 8 (58) (37) 36 805 Adj. EBIT Adj. EBIT H1 2018 H1 2019 Q2 H1

Q2 2019 | Industrial Activities Adj. EBITDA & Adj. EBIT walk by segment Non-GAAP measures (definition and reconciliation in appendix) (*) Including unallocated items 843 272 571 (55) (8) 8 (6) 17 527 241 768 Adj. EBITDA D&A Adj EBIT AG CE C&SV PT ELIM & OTHER (*) Adj EBIT D&A Adj EBITDA Gross Margin 18.4% 22.6% 13.2% 12.9% 15.4% 18.6% Y-o-Y Change 20 bps (30) bps 50 bps 40 bps 20 bps Q2 2018 Q2 2019 CHANGE IN ADJUSTED EBIT (44) 11.1% 7.5% 7.5% 10.9% ($mn) Q2

AG | Financial Results Note: at CC means at constant currency Adj. EBITDA & Adj. EBIT walk 472 76 396 (60) 77 (48) (2) (15) (7) 341 69 410 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA 2018 2019 14.3% 12.0% 11.0% 13.2% 737 155 582 (64) 125 (87) (3) (35) (9) 509 144 653 2018 2019 Q2 H1 9.9% 9.1% Negative volume and mix, primarily Europe and RoW Positive price realization Higher product cost and R&D spending driven by precision farming and introduction of Stage V engine applications ($mn) TRACTORS COMBINES OTHERS Q2 ’19 Change vs. prior year Net Sales Q2 ’19 Change vs. prior year 2019 2018 Δ Δ At CC 3,095 3,312 (6.6)% (3.4)% 5,585 5,891 (5.2)% (1.2)% Q2 H1 NA EU SA RoW

CE | Financial Results NA EU SA RoW C&S (*) General CE (*) R&S (*) Q2 ’19 Change vs. prior year Q2 ’19 Change vs. prior year (*) C&S: Compact and Service Equipment; General CE: General Construction; R&S : Road building and site preparation ($mn) Note: at CC means at constant currency Net Sales 2019 2018 Δ Δ At CC 757 799 (5.3)% (2.9)% 1,397 1,481 (5.7)% (2.6)% Q2 H1 Adj. EBITDA & Adj. EBIT walk 6.0% 4.1% 3.3% 5.3% 48 15 33 (5) 12 (13) (1) (1) 0 25 15 40 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER Adj. EBIT D&A Adj. EBITDA 2018 2019 64 31 33 (11) 30 (12) (2) (4) 4 38 29 67 2018 2019 Q2 H1 2.2% 2.7% Positive net price realization (mainly NA) Higher product costs mainly raw material inflation

C&SV | Financial Results ($mn) NA EU SA RoW n.m. TRUCKS BUSES SPECIALTY VEHICLES Q2 ’19 Change vs. prior year Q2 ’19 Change vs. prior year Note: at CC means at constant currency Net Sales 2019 2018 Δ Δ At CC 2,698 2,889 (6.6)% (0.5)% 5,112 5,384 (5.1)% 2.2% Q2 H1 Adj. EBITDA & Adj. EBIT walk 8.3% 3.2% 3.7% 8.4% 239 147 92 5 8 (7) 12 (3) (7) 100 126 226 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA 2018 2019 445 304 141 59 (6) (23) 15 (11) (24) 151 252 403 2018 2019 Positive price performance SG&A savings Higher product cost and unfavourable FX impacts Q2 H1 2.6% 3.0%

PT | Financial Results NA EU SA RoW ENGINES TRANSM. AXLES Q2 ’19 Change vs. prior year Q2 ’19 Change vs. prior year ($mn) Note: at CC means at constant currency (*) Net Sales 2019 2018 Δ Δ At CC 1,133 1,218 (7.0)% (1.3)% 2,169 2,404 (9.8)% (3.5)% Q2 H1 (*) 3rd Party sales at 48% in 2019 vs. 49% last year Adj. EBITDA & Adj. EBIT walk 141 33 108 3 1 2 (5) (7) 102 31 133 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX | PRICING NET PROD COST SG&A R&D FX | OTHER Adj. EBIT D&A Adj. EBITDA 2018 2019 11.6% 8.9% 9.0% 11.7% Manufacturing efficiencies Higher R&D spending and negative FX impacts 270 67 203 8 5 (2) (8) (8) 198 63 261 2018 2019 Q2 H1 8.4% 9.1%

Financial Services Managed Portfolio (*) & Retail Originations (*) Net Income ($mn) 102 91 (*) Including unconsolidated JVs Delinquencies on Book (>30 Days) (**) RoA defined as: PBT / average managed assets annualized Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2016 2017 2018 2019 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2016 2017 2018 2019 Profitability Ratios Gross Margin / Average Assets on Book ROA (**) Q2 ’19 retail originations at $2.5bn, relatively flat compared to June 30, 2018 Managed portfolio* at $26.9bn, up $1.0bn compared to June 30, 2018 (up $1.3bn on a constant currency basis) $25.9bn $26.9bn June 30, 2018 June 30, 2019 Retail Wholesale Operating Lease Net income was down $11mn compared to Q2 2018 primarily attributable to pricing and the one-time credit loss provision releases incurred in 2018, partially offset by higher average portfolio in South America and Rest of World and lower income taxes

14

Q2 2019 | Net Industrial Cash Flow and Available Liquidity

($bn)

Net Debt and Free Cash Flow
Industrial Activities [1]



382
(1.5)
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Net Debt IA
Free Cash Flow IA

Change in Working Capital



Q2 2019
Q2 2018
Cash inflow
Cash outflow
(135)
TRADE RECEIVABLES
INVENTORIES
TRADE PAYABLES
OTHER
CHG IN WORKING CAPITAL

Available Liquidity
Cash and Available Committed Lines



9.9
5.5
4.3
2013
2014
2015
2016
2017
2018
Mar 31, 2019
Jun 30, 2019
Cash
Undrawn Lines
Note: Numbers may not add due to rounding

- Inaugural 10Y Euro bond of €500mn in principal amount, with a coupon of 1.625% due July 3, 2029
- On July 2, 2019, Fitch Ratings Improves CNH Industrial's **Outlook** to **Positive**

Q2 2019 | Ratios

- Liquidity to LTM revenue ratio at **34.1%**
- Industrial Activities Gross debt (*) to Adj. Ind. EBITDA at **2.01x** vs. 2.14x last year
- Industrial Activities Net debt (*) to Adj. Ind. EBITDA at **0.59x** vs. 0.51x last year

(1) Non-GAAP measures (reconciliation in appendix) (*) Industrial Gross Debt represents third party debt only. Net Industrial Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt

CNH INDUSTRIAL Q2 & H1 2019 Results Review August 1st, 2019

FY 2019E US GAAP Financial Targets and Market Outlook

FY 2019E | Industry Outlook (*) NOTE: Total Industry Volume FY 2019E vs. FY 2018 reflecting aggregate for key markets where Company competes (*) New Regional split definition in Appendix TRACTORS COMBINES NA EU SA RoW WW 0-140 HP Flat – 5% Flat – 5% Flat (5%) (5%) - Flat 140+ HP (5%) – Flat Flat (10%) – (5%) Flat (5%) - Flat Flat COMPACT AND SERVICE EQ. NA EU SA RoW WW Flat Flat – 5% 10% Flat – 5% Flat – 5% General Construction | Road building and site preparation General CE 5% Flat (5%) Flat Flat R&S 5% 10% (10%) (10%) Flat TRUCKS > 3.5t BUSES - Flat ~ 10% Flat Flat NA EU SA RoW WW LCV - 5% - 10% 15% (5%) ~ 5% M&H - Flat 15% (5%) Flat

FY 2019E | US GAAP Financial Targets (1) 2019 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2019 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 12, 2019 (2)Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain FY 2019E Guidance (1): Net Sales of Industrial Activities $27bn - $27.5bn Revised Up 1% - 2% @CC vs. FY 2018 Adjusted diluted EPS (2) $0.84 - $0.88 Confirmed up 5% - 10% vs. FY 2018 Net Industrial Debt $(0.4)bn - $(0.2)bn Confirmed down $0.2bn / $0.4bn Key Highlights Note: @CC means at constant currency Capex and R&D up year-over-year reaching >2.0% and 4% of sales respectively Operating Cash Flow ≥ than 2018 level Effective tax rate flat at 27%

Closing Remarks

Q2 2019 | IVECO S-WAY: the IVECO heavy duty truck for the next decade

19

IVECO: New S-WAY

The on-road IVECO S-WAY is the first vehicle in the new IVECO WAY heavy range, developed to deliver a complete package of features and services focused on the driver, on sustainability and on an advanced level of connectivity-enabling new customized services. The IVECO S-WAY was launched at a global event held in Madrid on July 2nd, involving globally leading partners like Amazon, Shell and Microsoft


IVECO

- *New cab designed around the driver to provide superior driving comfort and quality of life on board*
- *100% connected truck unlocks a world of new services and functionalities to optimise TCO*
- *IVECO S-WAY Natural Power remains the only LNG truck offering a range of up to 1,600 km for long haul missions with 460 hp. The only immediately available low-emission alternative to diesel in the heavy segment*
- *Builds on the outstanding sustainable performance of the Brand's heavy line, achieving further reductions in PM, NOx and CO2 emissions; it combines low TCO with low emissions*



IVECO "FIT CAB" and the "MAGIRUS Edition"

Customer Centricity to win drivers back

IVECO unveiled two concept trucks at the global launch of the new IVECO S WAY range: the new IVECO "FIT CAB" and the "MAGIRUS Edition", these two special customer–centric concepts are build around the driver, have been received extremely well and will bring customers back

S-WAY | the 100% connected, **driver-centric** long haul truck

Q2 & H1 2019 Results Review

August 1st, 2019

Q2 2019 | New Product Highlights and Awards

20


HEULIEZ BUS

HEULIEZ BUS

HEULIEZ BUS wins major **order for electric buse**s from the Paris public transport operator, RATP. The order, **worth €133mn** was signed in May 2019 and is **the largest fully electric bus order to date** for HEULIEZ BUS. The vehicles will be delivered over a period of two years starting in 2020



IVECO BUS

IVECO BUS, officially delivered the first 15 hybrid electric Urbanway buses to STIB-MIVB (Brussels Intercommunal Transport Company). This delivery follows the agreement for the supply of 141 vehicles, which should be completed by 2020





WCM | Achievements

The CASE Construction Equipment manufacturing facility in Burlington, U.S.A. and the CNH Industrial agricultural equipment plant in Harbin, China have both achieved Bronze status in the World Class Manufacturing (WCM) program. This important milestone for CASE, Case IH and New Holland Agriculture, represents further tangible proof of the Company's commitment to the pursuit of world-class manufacturing excellence



FPT INDUSTRIAL

As part of our sustainability strategy, FPT Industrial has participated in the UK Anaerobic Digestion and World Biogas Expo 2019. Together with its sister brands IVECO and New Holland Agriculture, FPT Industrial has once again shown its leadership in Natural Gas by exhibiting its NG engines NEF 6-cylinder and Cursor 13. They are the power behind the New Holland Methane-powered concept tractor and the IVECO NP heavy truck line-up, respectively

CNH INDUSTRIAL
Q2 & H1 2019 Results Review
August 1st, 2019

Q2 2019 | 80:20 quarterly update Product complexity Reduction of SKU (*) Product complexity Reduction of SKU (*) Distribution complexity Reduction of direct customer count 48% 13% 60% 80:20 TRANSFORMATION North America Pilot roll-out in Construction North America progressing; first step reduction of configurations now at 48% starting in Q2 2019 with a target of 300 bps margin improvement at run rate (H2 2020) in North America, as well as a further dealer consolidation, leading to a 13% reduction of direct customer count Defined initial actions for Agriculture in North America in a specific perimeter of operation with 60% reduction of configurations Still under definition actions in After Market Solutions (AMS) in North America in both AG and CE Europe Following the roll-out in North America, started business simplification process activities in our AG and C&SV segments in Europe with expected positive impacts from 2020 onwards Construction Agriculture (*) SKU means: Stock Keeping Unit

H2 2019 | Looking ahead New Organization Organization streamlining via span of control and organizational layers optimization to become more customer centric, lean and agile; first stream of efficiency of labor cost savings in our G&A structure identified and under execution Industry sentiment AG: uncertainties related to the trade tensions remain unresolved, as well as residual effects from negative weather events CE: residential continues to be challenging offset by strength in public and infrastructure investments Trucks: European demand holding up at high level Capital Markets Day The Capital Markets Day will be held on September 3rd at the New York Stock Exchange

Appendix

Industrial Activities | Q2 2019 Net Sales Split Agriculture Q2 2019 | Split Chg. vs. Q2 ’18 Construction Q2 2019 | Split Chg. vs. Q2 ‘18 By region: By region: NA 36% 3% NA 52% (3%) EU 39% (10%) EU 17% (2%) SA 12% 7% SA 12% (4%) RoW 13% (24%) RoW 19% (14%) By product: By product: TRACTORS 56% (6.7%) C&S (*) 49% (4.2%) COMBINES 23% (9.1%) General CE (*) 42% (0.4%) OTHERS 21% (3.0%) R&S (*) 9% (26.8%) Commercial & Specialty Vehicles Q2 2019 | Split Chg. vs. Q2 ’18 Powertrain Q2 2019 | Split Chg. vs. Q2 ‘18 By region: By region: NA n.m. n.m. NA 2% (19%) EU 81% (7%) EU 75% (1%) SA 6% (27%) SA 6% 6% RoW 13% 4% RoW 17% (28%) By product: By product: TRUCKS 76% (8.7%) ENGINES 90% (7.2%) BUSES 18% (12.9%) TRANSM. 2% (14.2%) OTHERS 6% 87.8% AXLES 8% (5.0%) Note: Numbers may not add due to rounding (*) C&S: Compact and Service; General CE: General Construction; R&S : Road building and site preparation

Industrial Activities | H1 2019 Net Sales Split (*) C&S: Compact and Service Equipment; General CE: General Construction; R&S : Road building and site preparation Agriculture H1 2019 | Split Chg. vs. H1 ’18 Construction H1 2019 | Split Chg. vs. H1 ‘18 By region: By region: NA 35% 6% NA 50% (4%) EU 38% (7%) EU 19% (3%) SA 13% 2% SA 11% (6%) RoW 14% (27%) RoW 20% (11%) By product: By product: TRACTORS 57% (6%) C&S (*) 48% (7%) COMBINES 21% (6%) General CE (*) 43% 0% OTHERS 22% (2%) R&S (*) 9% (22%) Commercial & Specialty Vehicles H1 2019 | Split Chg. vs. H1 ’18 Powertrain H1 2019 | Split Chg. vs. H1 ‘18 By region: By region: NA n.m. n.m. NA 3% (13%) EU 81% (4%) EU 73% (7%) SA 6% (21%) SA 6% 0% RoW 13% (4%) RoW 18% (21%) By product: By product: TRUCKS 79% (7%) ENGINES 90% (10%) BUSES 16% (4%) TRANSM. 2% (16%) OTHERS 5% 38% AXLES 8% (9%) Note: Numbers may not add due to rounding

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” In the three months ended June 30, 2019, this item includes the pre-tax gain of $30 million, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. ($mn) Q2 2019 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1)           336 91 427 Add back:                 Interest expenses of Industrial Activities, net of interest income and eliminations           66   - 66 Foreign exchange (gains) losses, net 11 - 11 Finance and non-service component of Pension and other post-employment benefit costs(2)           (16) - (16) Income tax expense           104 31 135 Adjustments:                 Restructuring expenses 15 4 6 - 1 26 2 28 Adjusted EBIT 341 25 100 102 (41) 527 124 651 Depreciation and Amortization 69 15 47 31 - 162 1 163 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 79 - - 79 59 138 Adjusted EBITDA 410 40 226 133 (41) 768 184   952

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP) ($mn) Q2 2018 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1)           306 102 408 Add back:                 Interest expenses of Industrial Activities, net of interest income and eliminations           88   - 88 Foreign exchange (gains) losses, net 97 - 97 Finance and non-service component of Pension and other post-employment benefit costs(2)           (4) - (4) Income tax expense           79 39 118 Adjustments:                 Restructuring expenses 1 - 3 1 - 5 - 5 Adjusted EBIT 396 33 92 108 (58) 571 141 712 Depreciation and Amortization 75 15 53 33 1 177 2 179 Depreciation of assets under operating leases and assets sold with buy-back commitments 1 - 94 - - 95 60 155 Adjusted EBITDA 472 48 239 141 (57) 843 203   1,046 For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” In the three months ended June 30, 2018, this item included the pre-tax gain of $20 million, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” In the six months ended June 30, 2019, this item includes the pre-tax gain of $60 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. ($mn) H1 2019 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1)           505 186 691 Add back:                 Interest expenses of Industrial Activities, net of interest income and eliminations           119   - 119 Foreign exchange (gains) losses, net 20 - 20 Finance and non-service component of Pension and other post-employment benefit costs(2)           (31) - (31) Income tax expense           158 67 225 Adjustments:                 Restructuring expenses 18 4 11 - 1 34 2 36 Adjusted EBIT 509 38 151 198 (91) 805 255 1,060 Depreciation and Amortization 144 29 94 63 - 330 2 332 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 158 - - 158 124 282 Adjusted EBITDA 653 67 403 261 (91) 1,293 381   1,674

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP) ($mn) H1 2018 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1)           405 205 610 Add back:                 Interest expenses of Industrial Activities, net of interest income and eliminations           181   - 181 Foreign exchange (gains) losses, net 122 - 122 Finance and non-service component of Pension and other post-employment benefit costs(2)           14 - 14 Income tax expense           102 79 181 Adjustments:                 Restructuring expenses 1 - 6 1 - 8 - 8 Adjusted EBIT 582 33 141 203 (127) 832 284 1,116 Depreciation and Amortization 154 31 108 67 1 361 3 364 Depreciation of assets under operating leases and assets sold with buy-back commitments 1 - 196 - - 197 126 323 Adjusted EBITDA 737 64 445 270 (126) 1,390 413   1,803 For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” In the six months ended June 30, 2018, this item included the pre-tax gain of $20 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

Q2 & H1 2019

30

Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

($mn)

H1 2019	H1 2018		Q2 2019	Q2 2018
691	610	Net income (loss)	427	408
(24)	(12)	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(2)	(15)
11	3	Adjustments impacting Income tax (expense) (b)	5	4
678	601	Adjusted net income	430	397
658	583	Adjusted net income attributable to CNH Industrial N.V.	417	385
1,356	1,364	Weighted average shares outstanding – diluted (million)	1,356	1,361
0.49	0.43	Adjusted diluted EPS ($)	0.31	0.28
903	749	Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	554	503
(24)	(12)	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(2)	(15)
879	737	Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	552	488
(225)	(181)	Income Tax (expense)	(135)	(118)
11	3	Adjustments impacting Income tax (expense) (b)	5	4
(214)	(178)	Adjusted income tax (expense) (B)	(130)	(114)
24%	24%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	24%	23%

CNH INDUSTRIAL
Q2 & H1 2019 Results Review
August 1st, 2019

Q2 & H1 2019 ($mn) Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP H1 2019   H1 2018   Q2 2019   Q2 2018   (a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 36 8 Restructuring expenses 28 5 (60) (20) Pre-Tax gain related to the modification of certain healthcare benefits in the U.S. (30) (20) (24) (12) Total (2) (15)   (b) Adjustments impacting Income tax (expense) 8 3 Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 2 4 3 - Other 3 - 11 3 Total 5 4

Q2 2019 | Investment in Future Growth Total spending in new products was $189mn in Q2 2019, up 10% vs. last year Digitalization; Electrification; Autonomous & Telematics Regulatory Other New Products and Upgrades (1) Excluding assets sold under buy-back commitments and assets under operating leases Capex at $103mn up 6% vs. Q2 2018 Capex at 1.5% of net sales in Q2 2019 CAPEX (1) ($mn) R&D at $273mn up 4% vs. Q2 2018 R&D running around 4% of net sales in Q2 2019, in line with full year expectation R&D 97 103 2018 2019 Q2 H1 158 180 2018 2019 262 273 2018 2019 Q2 H1 489 517 2018 2019

Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q2 2019 Q2 2018 H1 2019 H1 2018 Investments in property, plant and equipment, and intangible assets (1) 103 97 180 158 Breakdown by Category NEW PRODUCT & TECHNOLOGY 48% 46% 45% 35% MAINTENANCE & OTHER 48% 47% 51% 58% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 4% 7% 4% 7% Breakdown by Segment AGRICULTURAL 36% 44% 42% 45% CONSTRUCTION 7% 7% 7% 8% COMMERCIAL & SPECIALTY VEHICLES 46% 36% 39% 34% POWERTRAIN 11% 13% 12% 13% ($mn)

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities (US GAAP) (1)   This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments. ($mn)   Q2 2019 Q2 2018   H1 2019 H1 2018 Net cash provided by (used in) Operating Activities 248 801 (503) 727 Net cash (provided by) used in Operating Activities of Financial Services 280 107 210 (425) Intersegment eliminations 125 39 132 91 Net cash provided by (used in) Operating Activities of Industrial Activities 653 947 (161) 393 Change in derivatives hedging debt of Industrial Activities (*) 3 1 6 (3) Investments on buy back and operating lease assets of Industrial Activities (161) (138) (261) (334) Operating cash flow of Industrial Activities 495 810 (416) 56 Investments in property, plant and equipment, and intangible assets of Industrial Activities (103) (97) (180) (158) Other changes (1) (10) (32) (33) (42) Free cash flow of Industrial Activities 382 681   (629) (144) (*) Not included in Net Industrial Debt definition

Liquidity & Debt Maturity 1 Represents cash portion of debt maturities as of 06/30/2019 2 Of which $0.7bn Restricted Cash Undrawn M/T unsecured Committed Lines Bank Debt Capital Market Cash Other Available Liquidity ($bn) Available liquidity at June 30, 2019 was $9.9bn, compared to $10.0bn at March 31, 2019 $4.3bn of cash & cash equivalents (2) $5.5bn undrawn under medium-term committed unsecured credit lines Q2 2019 | Highlights Debt Maturity Schedule (1) ($bn) 9.9 (2.0) (2.6) (2.0) (1.5) (1.4) (3.4) As of 06/30/19 2019 2020 2021 2022 2023 Beyond

Reconciliation of Total Debt to Net Debt (US GAAP) Jun 30, 2019 Dec 31, 2018 Jun 30, 2019 Dec 31, 2018 Jun 30, 2019 Dec 31, 2018 Third party debt (24,369) (24,445) (5,170) (5,211) (19,199) (19,234) Intersegment notes payable - - (1,274) (1,136) (1,592) (1,202) Total (Debt) (1) (24,369) (24,445) (6,444) (6,347) (20,791) (20,436) Plus:       Cash and cash equivalents 3,659 5,031 3,276 4,553 383 478 Restricted cash 687 772 54 - 633 772 Intersegment notes receivables - - 1,592 1,202 1,274 1,136 Derivatives hedging debt (2) (8) (2) (8) - - Net (Debt) / Cash (2) (20,025) (18,650) (1,524) (600) (18,501) (18,050) Consolidated Industrial Activities Financial Services ($mn) (1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,274 million and $1,136 million as of June 30, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,592 million and $1,202 million as of June 30, 2019 and December 31, 2018, respectively. (2) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $318 million and $66 million as of June 30, 2019 and December 31, 2018, respectively.

From Total Debt to Net Industrial Debt Jun 30, 2019 Dec 31, 2018 Total (Debt) (1) (24,369) (24,445) Financial Services Third Party Debt 19,199 19,234 Intersegment Note Payables (1,274) (1,136) Intersegment Note Receivables 1,592 1,202 Cash and cash equivalents 3,276 4,553 Restricted cash 54 - Derivatives hedging debt (2) (8) Net Industrial (Debt) / Cash (2) (1,524) (600) Q2 2019 Q2 2018 Net (debt)/cash of Industrial Activities at beginning of period (1,521) (1,923) Adjusted EBITDA of Industrial Activities 768 843 Cash interest and taxes (111) (128) Changes in provisions and similar(1) (27) (145) Change in working capital (135) 240 Operating cash flow of Industrial Activities 495 810 Investments in property, plant and equipment, and intangible assets(2) (103) (97) Other changes (10) (32) Free cash flow of Industrial Activities 382 681 Capital increases and dividends(3) (322) (281) Currency translation differences and other (63) 232 Change in Net debt of Industrial Activities (3) 632 Net (debt)/cash of Industrial Activities at end of period (1,524) (1,291) (1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,274mn and $1,136 million as of June 30, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,592 million and $1,202 million as of June 30, 2019 and December 31, 2018, respectively. (2) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $318 million and $66 million as of June 30, 2019 and December 31, 2018, respectively. ($mn) (1) Including other cash flow items related to operating lease and buy-back activities. (2) Excluding assets sold under buy-back commitments and assets under operating leases. (3) Including share buy-back transactions.

Debt Maturity Schedule | Breakdown Outstanding Jun 30, 2019 2019 2020 2021 2022 2023 2024 Beyond (4.0) Bank Debt (0.8) (1.9) (0.6) (0.3) (0.2) (0.1) (0.1) (8.9) Capital Market (1.1) (0.7) (1.5) (1.2) (1.2) (0.5) (2.7) (0.1) Other Debt (0.1) (0.0) (0.0) (0.0) (0.0) (0.0) (0.0) (13.0) Cash Portion of (Debt) Maturities (2.0) (2.6) (2.0) (1.5) (1.4) (0.7) (2.7) 4.3 Cash & Cash Equivalents 0.7 of which restricted cash 5.5 Undrawn Committed credit lines 9.9 Total Available Liquidity Note: Numbers may not add due to rounding ($mn)

Total Equity – US GAAP to EU-IFRS | Reconciliation Jun 30, 2019 Dec 31, 2018 Total Equity in accordance with US GAAP 5,489 5,068 Development costs 2,308 2,344 Other adjustments (50) (65) Tax impact on adjustments and other income tax differences 135 125 Total adjustment 2,393 2,404 Total Equity in accordance with IFRS 7,882 7,472 ($mn)

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q2         2016 2017 2018 2019             MKT SHARE(1) Light (3.5-7.49t) 14.5% 14.5% 14.2% 12.8% M&H (≥7.5t) 9.8% 9.4% 8.5% 6.3%   Europe (*) 12.7% 12.6%  12.2% 10.3% B-TO-B Light (3.5-7.49t) 0.90 0.93 0.80 0.89 M&H (≥7.5t) 1.09 0.95 0.78 0.96   Europe 0.95 0.94 0.79 0.91           Δ 16/17 Δ 17/18 Δ 18/19         MKT SHARE(1) Light (3.5-7.49t)   0.0 p.p. (0.3) p.p. (1.4) p.p. M&H (≥7.5t)   (0.4) p.p. (0.9) p.p. (2.2) p.p.   Europe (*)   (0.1) p.p. (0.4) p.p. (1.8) p.p. ORDERS Light (3.5-7.49t)   (3%) (8%) 8% M&H (≥7.5t)   (13%) (35%) 10%   Europe   (6%) (16%) 9% DELIVERIES Light (3.5-7.49t)   (6%) 8% (4%) M&H (≥7.5t)   0% (22%) (10%)   Europe   (4%) (1%) (5%)

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) H1         2016 2017 2018 2019             MKT SHARE(1) Light (3.5-7.49t) 14.5% 14.4% 14.0% 12.9% M&H (≥7.5t) 9.3% 9.3% 8.3% 6.2%   Europe (*) 12.5% 12.4%  11.9% 10.4% B-TO-B Light (3.5-7.49t) 1.11 1.07 1.04 1.04 M&H (≥7.5t) 1.12 1.05 0.92 1.03   Europe 1.11 1.07 1.01 1.04           Δ 16/17 Δ 17/18 Δ 18/19         MKT SHARE(1) Light (3.5-7.49t)   (0.1) p.p. (0.4) p.p. (1.1) p.p. M&H (≥7.5t)   0.0 p.p. (1.0) p.p. (2.1) p.p.   Europe (*)   0.0 p.p. (0.5) p.p. (1.5) p.p. ORDERS Light (3.5-7.49t)   (6%) 5% 3% M&H (≥7.5t)   (7%) (23%) (8%)   Europe   (6%) (3%) (0%) DELIVERIES Light (3.5-7.49t)   (3%) 8% 2% M&H (≥7.5t)   (2%) (11%) (19%)   Europe   (3%) 2% (3%)

New Geographic Information Starting from Q1 2019 the composition of our regions part of the geographic information have been amended as follow: North America (formerly NAFTA): United States, Canada and Mexico; Europe (member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, formerly included in EMEA); South America (formerly LATAM): Central and South America, and the Caribbean Islands; and Rest of World (Continental Asia - including Turkey and Russia - Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) ; African continent, and Middle East, formerly included in EMEA). Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes:is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369